UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

█ Form C: Offering Statement
□ Form C-U: Progress Update
□ Form C/A: Amendment to Offering Statement
□Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. **Name of issuer:** Stoik Innovations

2. **Form:** Limited Liability Corporation

3. **Jurisdiction of Incorporation/Organization:** Delaware

4. **Date of organization:** July 5, 2022

5. **Physical address of issuer:** 2422 W Superior Chicago, IL 60612

6. **Website of issuer:** stoikinnovations.com

7. **Is there a co-issuer:** No

8. **Name of co-issuer:**

9. **Form:**

10. **Jurisdiction of Incorporation/Organization:**

11. **Date of organization:**

12. **Physical address:**

13. **Website:**

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the**

exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Commission equaling 6% of the total amount raised payable at each closing.

19. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Convertible Note
21. **Target number of securities to be offered:** 100,000
22. **Price (or method for determining price):** Capital Contributions
23. **Target offering amount:** $50,000
24. **Oversubscriptions accepted:** [x] Yes □ No
25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis [x]
First-come, first-served basis □ Other – provide a description:
26. **Maximum offering amount:** $500,000
27. **Deadline to reach the target offering amount:** Jan. 30, 2026
28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	52,034	43,028
Cash & Cash Equivalents:	2,034	13,028
Accounts Receivable:	0	0
Short-term Debt:	20,763	0
Long-term Debt:	0	0
Revenues/Sales:	366,628	58,984
Cost of Goods Sold:	242,156	75,327
Taxes Paid:	0	0
Net Income:	(51,462)	(80,297)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2350.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Form C/A
Up to $500,000

Stoik Innovations, LLC ("Stoik Innovations," the "Company," "we," "us," or "our"), a Delaware limited liability company, is offering up to $500,000 (the "Maximum Offering Amount") of Convertible Promissory Notes (the "Notes") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $50,000, and the minimum investment amount per investor is $2,500.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at: https://marketplace.vicinityventures.co/offers/100

A prospective Investor from any participating jurisdiction must purchase the Convertible Notes through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Convertible Notes at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Form CA - Stoik Innovations The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Convertible Notes have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Convertible Notes are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE NOTES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO Convertible Notes MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of convertible note being offered	50,000
Maximum amount of convertible notes being offered	500,000
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for Further details found within in Use of Proceeds section.
Voting Rights	Convertible note has no voting rights, possible investor could receive voting rights upon conversion

As part of this Regulation Crowdfunding Offering, Stoik Innovations, LLC (the "Company") intends to raise up to $500,000 (the "Maximum Offering Amount") through the issuance of Convertible Promissory Notes (the "Securities"). The Target Offering Amount is $50,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

The Securities are being offered in minimum investment increments of $2,500. Each Note will accrue simple interest at a rate of 10% per annum and will mature three (3) years from its Date of Issuance (the "Maturity Date"), unless earlier converted or repaid in accordance with the terms of the Note Purchase Agreement. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.

Upon the occurrence of certain events, including a Qualified Financing, a Sale of the Company, or the Maturity Date, the Securities and any accrued interest will automatically convert into the most senior class of equity securities of the Company, subject to a 20% conversion discount and a $2.5 million valuation cap, as further described under "The Offering."

Proceeds from the Offering will be used primarily for inventory purchases, marketing, manufacturing capacity, and cash reserves to support the Company's scalable growth model. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Bonus Shares

The Company will provide certain bonus allocations to eligible investors at the time of their investment. Bonus allocations are awarded in the form of additional equity securities (the "Bonus Shares") that will be issuable upon the conversion of the Convertible Notes. Bonus Shares will be rounded up to the nearest whole share and do not represent additional capital contributions. In the event the note is redeemed in cash or otherwise

Membership-Based Bonus Shares

VentureSouth Members – Investors who are active members of VentureSouth at the time of their investment will receive a **10% bonus upon conversion**. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 110% of the amount otherwise issuable. Example: if the Securities would otherwise convert into 1,000 shares, the investor's Notes will convert into 1,100 shares for the same initial investment.

Vicinity Venture Club Members – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a **5% bonus upon conversion**. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 105% of the amount otherwise issuable. Example: if the Securities would otherwise convert into 1,000 shares, the investor's Notes will convert into 1,050 shares for the same initial investment.

Early Investor Bonus

All investments up to the first $50,000 in capital contributions to this raise will receive a 5% bonus issuance upon conversion of the notes. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 105% of the amount otherwise issuable.

Investment Size Bonus

All investments of $20,000 or greater will receive a 10% bonus issuance upon conversion of the notes This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 110% of the amount otherwise issuable.

Bonus Share Stacking and Conversion Disclosure

Upon a Qualified Equity Financing or other conversion event of the Convertible Note, eligible investors may receive additional equity interests in the Issuer in the form of bonus shares, as described above. Bonus shares issued in connection with this offering are calculated at the time of conversion and are issued in addition to the equity otherwise received upon conversion of the principal and accrued interest of the Convertible Note.

Investors may stack bonus share percentages across different bonus categories, including but not limited to investment amount tiers, early participation incentives, and promotional or community-based bonuses, provided the investor independently qualifies for each applicable bonus. However, investors may not combine or stack more than one membership-based bonus. If an investor qualifies for multiple membership-based bonuses, only the single highest applicable membership bonus will apply.

For example, an investor who (i) qualifies for a 10 percent bonus based on investment amount, (ii) qualifies for a 5 percent early participation bonus, and (iii) qualifies for a 10 percent membership-based bonus would receive a total bonus equal to 25 percent of the equity otherwise issuable upon conversion of the Convertible Note. In this example, the investor would not be permitted to combine multiple membership-based bonuses, even if eligible for more than one.

All bonus shares are subject to the same rights, restrictions, and vesting terms, if any, as the underlying equity issued upon conversion, as set forth in the Issuer's governing documents and the terms of the Convertible Note.

Perks

The Company is offering certain non-financial perks to investors based on check size which you will find below:
- Invest >$10,000 and receive a free baltic KORBOARD
- Invest >$25,000 and receive a free bamboo KORBOARD, KORPAD, and KORBANDS

Non-financial perks are offered as a courtesy to investors and are subject to availability, timing, and the Company's discretion. Perks may be limited, modified, or substituted depending on demand or logistical constraints. They should not be relied upon as a basis for making an investment decision.

Terms

The following is a selection of key terms and definitions from the Stoik Innovations Convertible Note. The note can be found in whole in the Exhibits section below.

This Note is one of a series (the "**Series**") of convertible promissory notes (collectively, the "**Series 1 Notes**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, principal amount and date of issuance may differ in each Note).

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 4.1

1. <u>Payment</u> All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal.

   The Holder acknowledges that subscription funds for this Note will initially be deposited into an escrow account in connection with the Company's Reg CF offering conducted through Vicinity. This Note shall be deemed issued, and interest shall begin to accrue, only upon the release of such funds from escrow to the Company at a closing of the offering (the "Closing"). If no Closing occurs and the offering is terminated, the Holder's subscription funds will be returned.

   Prepayment of principal, together with accrued interest, may not be made without the written consent of the Holder/Requisite Holders, except in the event of a Sale of the Company (as set forth in Section 4.3).

2.   <u>Security</u>. This Note is a general unsecured obligation of the Company.

3.   <u>Priority</u>. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the "**Senior Debt**"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "**Senior Creditors**") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "**Default Notice**"), the Company will not make, and the Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

4.   The aggregate principal amount of Notes that may be issued by the Company in this Offering shall not exceed Five Hundred Thousand Dollars ($500,000) (the "Maximum Offering Amount"). The Company shall not accept subscriptions for, or issue Notes in excess

of the Maximum Offering Amount. The Company may close the Offering on a rolling basis and in multiple tranches until the Maximum Offering Amount has been reached or the Offering is otherwise terminated.

5.   <u>Conversion</u>. This Note will be convertible into Equity Securities pursuant to the following terms.

a.   <u>Definitions</u>.

i.   "**Common Stock**" means the Company's common stock with no par value.

ii.   "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of this Note) means:

1.   with respect to a conversion pursuant to Section 4.2, shares of the Equity Securities issued in the Next Equity Financing;

2.   with respect to a conversion pursuant to Section 4.3, shares of Common Stock; and

3.   with respect to a conversion pursuant to Section 4.4, shares of Common Stock.

iii.   "**Conversion Price**" means:

1.   with respect to a conversion pursuant to Section 4.2, the lesser of: (A) the product of (x) one hundred percent (100%) <u>less</u> the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

2.   with respect to a conversion pursuant to Section 4.43, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporation Transactions; and

3.   with respect to a conversion pursuant to Section 4.4, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

iv.   "**Sale of the Company**" means:

1.   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property;

2.　　　　the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

3.　　　　the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Sale of the Company" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the issuance of new Equity Securities in a bona fide financing transaction will not be deemed a "Sale of the Company."

v.　　　　"**Discount**" means twenty percent (20%)

vi.　　　　"**Equity Securities**" means (i) Common Stock; (ii) any securities conferring the right to purchase Common Stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (A) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs that have been issued by the Company.

viii.　　　　"**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's capital stock, assuming (i) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock; and (ii) solely for purposes of Section 4.1(c)(i) and 4(c)(iii), the issuance of all shares of the Company's capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

ix.　　　　"**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the Date of Issuance of this Note with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than $250,000 (excluding, for the avoidance of doubt, the aggregate principal amount of this Note/the Series 1 Notes).

x. "**Preferred Stock**" means all series of the Company's preferred stock, whether now existing or hereafter created.

xi. "**SAFE**" means any simple agreement for future equity (or other similar agreement) that is issued by the Company for bona fide financing purposes and that may convert into the Company's capital stock in accordance with its terms

xiii. "**Valuation Cap**" means $2,500,000

b. <u>Next Equity Financing Conversion</u>. The principal balance and unpaid accrued interest on this Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under this Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing/the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

c. <u>Sale of the Company Conversion</u>. In the event of a Sale of the Company prior to the conversion of this Note pursuant to Section 4.2 or Section 4.4 or the repayment of this Note, the Holder may elect that either: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) the outstanding principal balance of this Note; or (b) this Note will convert immediately prior to the closing of such Sale of the Company (so that the Conversion Shares can participate in the Sale of the Company), into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on a date that is no more than five (5) days prior to the closing of such Sale of the Company by (y) the applicable Conversion Price.

d. <u>Maturity Conversion</u>. At any time on or after the Maturity Date, this Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price.

e.   <u>Mechanics of Conversion</u>.

i.   <u>Financing Agreements</u>. The Holder acknowledges that the conversion of this Note into Conversion Shares pursuant to Section 4.2 may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

ii.   <u>Certificates</u>. As promptly as practicable after the conversion of this Note and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this Note pursuant to Section 4.2 and Section 4.3 may be made contingent upon the closing of the Next Equity Financing and Sale of the Company, respectively.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

Issuer Statements:

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Ross Epstein	52.5%
Charles Davidson	42.5%
Charles Davidson, SEP-IRA	5%

Directors / Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: *Ross Epstein*
Position: *CEO / Co-founder*
Dates: *2022 - Present*
Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Zefco Inc, Director of Aviation, Pilot & Engineer (2023 -Present)
Mobius Assistant Program Manager (2022 – 2023)

Education
MBA, University of North Carolina, Kenan-Flagler
B.S. Mechanical Engineering, Clemson University

Name: *Charles Davidson*
Position: *COO / Co-founder*
Dates: *2022 - Present*

Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

AbbVie, Associate Director Enterprise Strategy & Capability Advancement (2021 – Present)

Education
MBA, University of North Carolina, Kenan-Flagler
Business Administration B.Sc., Washington and Lee University

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interest
Amount outstanding	Member contributions referenced in Financial Review Equity Tables and Balance Sheet
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Simple Loan (Shopify)
Amount outstanding	$27,000
Interest rate	10.0%
Describe any collateral or security	N/A
Maturity date	10/2026
Other material terms	Due in Full 10/2026 (can payback early without fee)

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
None			

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$3,000	6%	$30,000
Inventory	28%	$32,000	28%	$140,000
Marketing	15%	$15,000	15%	$75,000
Personnel	0%	$0	12%	$60,000
Manufacturing & Tooling Upgrades	0%	$0	16%	$80,000
SG&A (General Administration)	0%	$0	4%	$20,000
Operating Capital	0%	$0	19%	$95,000
Total	**100.00%**	**$50,000**	**100.00%**	**$500,000**

Business Plan Description

Stoik Innovations, LLC ("Stoik" or the "Company") is a Delaware limited liability company founded in July 2022 to design and manufacture innovative fitness equipment for athletes and active individuals. The Company's flagship product, the KORBOARD, is a patented, portable training platform that unlocks over 100 bodyweight and resistance exercises, ranging from squats and sit-ups to advanced strength training movements such as dragon flags and Nordic curls. By enabling workouts that are typically not possible with conventional home gym equipment, the KORBOARD provides a unique, versatile, and space-efficient fitness solution for a wide spectrum of users.

Stoik launched its first sales in March 2023 and has since achieved meaningful traction in the marketplace. As of early 2025, the Company has sold more than 1,500 KORBOARD units, generated over $700,000 in revenue, and built an engaged community of more than 40,000 followers across Instagram, Facebook, YouTube, and email. Notably, Stoik's products have gained organic adoption by high-profile athletes, including Super Bowl champion Sammy Watkins, Basketball Hall of Famer Tim Duncan, and MLB Gold Glove winner Harrison Bader, which has contributed to brand credibility and visibility among serious fitness audiences.

The Company manufactures its boards and accessories in-house at its Winston-Salem, North Carolina facility. This vertically integrated approach enables Stoik to maintain direct oversight of product quality, fulfillment timelines, and cost management, while also creating skilled jobs in its local community. Current gross margins average over 50% on boards and as high as 91% on accessories, supporting a capital-efficient operating model with favorable unit economics. Stoik currently offers two KORBOARD models — Baltic Birch and Carbonized Bamboo — alongside a suite of complementary accessories including KORBANDS, KORBAR, KORSTICK, and KORPAD. Four additional SKUs are under development, which will expand customer options and increase average order value.

Stoik's growth strategy is focused on scaling production capacity and broadening market reach. The Company is currently selling approximately 150 boards per month, representing an $880,000 annualized run rate, and is targeting a sales pace of 700 boards per month to achieve more than $4 million in annual revenues. To support this scale, Stoik plans to deploy capital toward high-volume inventory purchases, raw material procurement, and expanded digital marketing initiatives. By increasing production runs and optimizing paid media strategies, the Company aims to drive down unit costs while improving customer acquisition efficiency.

In addition to scaling direct-to-consumer (DTC) sales, Stoik sees significant potential to expand into new distribution channels. The Company's near-term focus remains on e-commerce through its website, but long-term opportunities include retail partnerships and licensing agreements. Target markets extend beyond general fitness enthusiasts to specialized segments such as motocross and road racing athletes, collegiate and minor league baseball programs, combat sports participants, and even nontraditional markets like long-haul truck drivers and dancers. Stoik's portable and versatile product design allows it to serve a wide range of consumers who prioritize effective training solutions in limited spaces.

The leadership team combines deep technical, operational, and strategic expertise. Co-founder and CEO Ross Epstein is a Clemson-trained mechanical engineer, U.S. Marine Corps veteran, and former aerospace and ICON Aircraft engineer, bringing a proven record of product design and market launch experience. Co-founder and COO/CFO Charles Davidson is a Washington & Lee graduate and UNC Kenan-Flagler MBA with over 15 years in management consulting and corporate strategy, as well as a background as a professional baseball pitcher. Together, the team blends engineering acumen, operational discipline, and competitive drive to position Stoik for long-term success.

Looking forward, Stoik intends to build on its early traction and establish itself as a premium fitness brand with a reputation for innovation and durability. Financial projections indicate strong scalability, with EBITDA margins potentially reaching 25–35% at target sales volumes. By combining an expanding product line, engaged customer community, disciplined manufacturing, and strategic use of investor capital, Stoik aims to deliver both sustainable growth and attractive investor outcomes in the years ahead.

FINANCIAL INFORMATION

Operations

The issuer does have revenues and costs of revenues to date. Revenues were $58,984 in 2023 and $366,628 in 2024. Costs of revenues were $75,327 in 2023 and $242,156 in 2024.

Expenses of the issuer to date have included Advertising and Marketing (2023: $24,932; 2024: $109,949), General and Administrative (2023: $13,661; 2024: $55,189), and Research and Development (2023: $22,552; 2024: $0).

Historical performance of the issuer has shown meaningful revenue growth since initial product sales began in 2023, but the Company has also incurred net losses of $80,297 in 2023 and $51,462 in 2024. Historic performance is not representative of expected future performance, as the Company intends to scale production capacity, expand paid marketing campaigns, and introduce new high-margin product SKUs in order to achieve profitability and sustained growth.

The reviewed financials display balance sheet activities for the years ended December 31, 2023 and December 31, 2024. Cash on hand at year-end was $13,028 in 2023 and $2,034 in 2024. Inventory was recorded at $30,000 in 2023 and $50,000 in 2024. Total assets were $43,028 in 2023 and $52,034 in 2024. Liabilities at year-end included short-term debt of $20,763 in 2024 (none in 2023). Member contributions totaled $105,475 in 2023 and $145,180 in 2024. The accumulated deficit increased from ($62,447) in 2023 to ($113,909) in 2024.

Liquidity and Capital Resources

Targeted sources of capital total up to $500,000and are estimated (subject to change) as follows:

Reg CF investment $500,000

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investors should be aware that the Securities involve a significant, and sometimes speculative, degree of risk. Investors should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of their investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a growth-stage company, the risks associated with a private securities offering, and the lack of liquidity. Accordingly, Investors must make their own independent analysis of the potential risks and rewards of an investment in the Securities.

Investors should consider carefully, among other risks, the following risks, and should consult with their own legal, tax, and financial advisors prior to subscribing for Securities.

Business Risks

The Company is a growth-stage business with a limited operating history. Stoik Innovations, LLC launched sales in 2023 and has a limited track record upon which to evaluate its future prospects. Early financial performance has included meaningful revenue growth but continuing net losses. The likelihood of the Company's success must be considered in light of the challenges, expenses, and uncertainties faced by businesses in the early stages of development.

The Company has incurred losses and may continue to incur losses. For the fiscal years 2023 and 2024, the Company recorded net losses of approximately $80,000 and $51,000, respectively. There can be no assurance that revenues will grow sufficiently or that operating expenses will be managed effectively enough for the Company to achieve profitability in the near term.

The Company must significantly scale in order to implement its business plan. Stoik's growth projections assume an increase from approximately 150 boards sold per month to 700 boards per month. There is no assurance that the Company will be able to achieve this level of scale or maintain profitability at such volumes. Rapid growth may also strain operational, financial, and personnel resources.

The Company operates in a highly competitive fitness equipment market. The fitness and consumer wellness sector is intensely competitive, with many established brands and lower-cost alternatives. Larger competitors may have significantly greater financial resources, brand recognition, and distribution channels. Failure to effectively differentiate Stoik's products may adversely affect the Company's results.

The Company's products rely on continued consumer adoption and market acceptance. Stoik's revenue model depends on consumers perceiving its products as unique, effective, and worth the premium price point. There is no assurance that consumer adoption will continue, or that new entrants or substitute products will not erode demand.

The Company is subject to supply chain and manufacturing risks. Stoik manufactures its products in-house in Winston-Salem, North Carolina but relies on suppliers for raw materials, including bamboo, Baltic birch, and specialized hardware. Delays, cost increases, or shortages in supply could materially impact the Company's ability to fulfill orders and maintain margins.

The Company depends on its founders and small management team. Stoik's future success is heavily dependent on the skills, vision, and leadership of its co-founders, Ross Epstein and Charles Davidson. The loss of either executive, or the inability to attract and retain additional skilled personnel, could materially and adversely impact the Company's operations and growth prospects.

The Company's ability to protect its intellectual property may be limited. While Stoik holds two issued patents and has additional patent applications pending, there is no guarantee that these protections will prevent competitors from creating similar products. Defending intellectual property rights may require significant resources and there can be no assurance that such efforts will succeed.

The Company may need additional capital beyond this Offering. Although Stoik is seeking to raise up to $500,000 in this Offering, it is possible that additional financing will be required to execute its business plan. Future fundraising may dilute existing investors or impose less favorable terms, and there can be no assurance that additional capital will be available when needed.

The Company faces operational risks related to digital marketing. Stoik relies heavily on paid advertising through platforms such as Meta and Google for customer acquisition. Changes to advertising algorithms, increased costs of digital ads, or declining conversion rates could significantly affect revenue growth and profitability.

The Company's success depends on maintaining favorable product reviews and customer perception. Negative online reviews, social media sentiment, or product returns could harm Stoik's reputation and reduce sales growth.

The Company is exposed to product liability risks. As a manufacturer of fitness equipment used in strenuous physical activity, Stoik may face claims related to product defects or injuries. Such claims could result in costly litigation, insurance premiums, or settlements.

The Company may be affected by seasonality and consumer spending cycles. Sales of fitness equipment often peak in certain months (e.g., New Year's) and may decline during others. Broader economic downturns could also reduce consumer discretionary spending on premium fitness products.

The Company relies on e-commerce platforms and third-party logistics providers. Stoik's direct-to-consumer model depends on stable website operations, payment processing, and reliable shipping providers. Disruptions to these services could delay fulfillment and harm customer satisfaction.

The Company may be impacted by tariffs and import/export regulations. Although Stoik manufactures in North Carolina, raw materials such as bamboo and hardware may be subject to international supply chain risks, tariffs, or trade policy changes that increase costs or reduce availability.

The Company's patents may not provide broad protection. While Stoik holds utility and design patents, patents can be challenged, circumvented, or expire. Competitors may still develop similar equipment without infringing, limiting the Company's ability to maintain exclusivity.

Risks Related to the Structure of the Company and the Offering

An investment in the Company is speculative. The Company's business objectives should be considered highly speculative, and there is no assurance that the Company will be able to achieve them. No assurance can be given that any Investor will realize a return on their Securities, or that Investors will not lose their entire investment.

The Convertible Notes are subject to conversion risks. Investors in this Offering are purchasing Convertible Promissory Notes, which may convert into equity securities of the Company upon certain events. The timing and terms of conversion may not be favorable to Investors, and Investors may receive equity securities that are illiquid and subject to further risk.

The Securities will have limited transferability. The Convertible Notes are not freely transferable, have no public market, and are subject to restrictions under federal securities laws and Regulation Crowdfunding. Investors must be prepared to hold the Securities indefinitely without liquidity.

The price and terms of the Securities are not determined by market forces. The valuation cap of $2.5 million and the other terms of the Notes were determined by the Company and do not necessarily reflect the fair market value of the Company. There is no assurance that these terms are reasonable in relation to the Company's current or future financial condition.

The Offering is not registered with the Securities and Exchange Commission or state securities regulators. This Offering is conducted under Regulation Crowdfunding and is exempt from registration. Investors will not have the benefit of SEC or state review of the Offering materials.

The Company will not be subject to ongoing SEC reporting requirements. As an early-stage private company, Stoik is not a reporting company under the Securities Exchange Act of 1934. Investors will receive only the limited financial disclosures required by Regulation Crowdfunding and should not expect the level of transparency associated with publicly traded companies.

Investors will not have voting rights or control. Holders of Convertible Notes will not have voting rights prior to conversion, and even upon conversion, Investors are expected to hold a minority stake without the ability to influence management or strategy.

Membership-based bonuses will dilute non-bonus investors. Investors who are members of certain Vicinity programs (e.g., VentureSouth or Vicinity Venture Club) will receive bonus equity upon conversion of their Notes. This may result in greater dilution of non-bonus investors.

The Notes are unsecured obligations of the Company. The Convertible Notes are not secured by any assets of the Company and rank junior to any secured debt or other priority obligations. In the event of liquidation, Investors may recover little or none of their investment.

Interest accrual does not guarantee additional return. While the Convertible Notes accrue interest, such interest may only be realized if the Notes are repaid in cash. If the Notes convert into equity, Investors may not receive repayment of accrued interest in cash and instead may receive additional shares subject to the same risks as their principal investment.

Exhibits

A) Stoik Innovations LLC Operating Agreement
B) Stoik Innovations Convertible Note Agreement
C) Stoik Innovations LLC Reviewed Financials
D) Testing the Waters Page